SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew J. McLaughlin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	142,900 Class A Common Stock
652,900 Class B Common Stock, asuming
conversion of Class A Common Stock

7,300 Class A Common Stock
176,800 Class B Common Stock, assuming
conversion of Class A Common Stock

142,900 Class A Common Stock
652,900 Class B Common Stock, assuming
conversion of Class A Common Stock

7,300 Class A Common Stock
176,800 Class B Common Stock, assuming
conversion of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,200 Class A Common Stock 829,700 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 8.1% Class B Common Stock - 28.4%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 3 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert Grubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	200 Class A Common Stock 24,600 Class B Common Stock, asuming conversion of Class A Common Stock 0 200 Class A Common Stock 24,600 Class B Common Stock, assuming conversion of Class A Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200 Class A Common Stock 24,600 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 0.1% Class B Common Stock - 0.9%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 4 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gideon J. King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	14,900 Class B Common Stock 0 14,900 Class B Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900 Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B Common Stock - 0.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 5 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Arbitrage Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	500 Class A Common Stock 101,365 Class B Common Stock, asuming conversion of Class A Common Stock 0 500 Class A Common Stock 101,365 Class B Common Stock, assuming conversion of Class A Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500 Class A Common Stock 101,365 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 0.1% Class B Common Stock - 3.7%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN BD

SCHEDULE 13D

CUSIP No.:	686264102 (Class A) 686264201 (Class B)	Page 6 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Partners Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,480 Class B Common Stock 6,455 Class B Common Stock 6,480 Class B Common Stock 6,455 Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935 Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B Common Stock - 0.5%

14	TYPE OF REPORTING PERSON* BD, IA, PN

Page 7 of 16 Pages

INTRODUCTION: This Schedule 13D is being filed by Andrew J. McLaughlin, Jr. and the other Reporting Persons described in Item 2 hereof and supercedes the Schedule 13D previously filed by Mr. McLaughlin which was last amended by Amendment No. 13 thereto dated January 9, 2001.

ITEM 1. SECURITY AND ISSUER

           This statement on Schedule 13D relates to the Class A Common Stock, par value $.10 per share, and the Class B Common Stock, par value $.10 per share, of Oriole Homes Corp., a Florida corporation (the "Company"). The principal executive offices are located at 1690 South Congress Avenue, Delray Beach, Florida 33445. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

ITEM 2. IDENTITY AND BACKGROUND

           The Schedule 13D is being filed by (i) Andrew J. McLaughlin, Jr., (ii) Loeb Partners Corporation, (iii) Loeb Arbitrage Fund, L.P., (iv) Gideon J. King and (v) Robert Grubin (collectively, the "Reporting Persons").

           Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, 61 Broadway, New York, New York 10006. McLaughlin Family Fund is a partnership comprised of Andrew J. McLaughlin, Jr. as general partner and his children, nephews and nieces as limited partners.

           Loeb Partners Corporation ("LPC"), a Delaware corporation located at 61 Broadway, New York, New York, 10006, is a registered broker/dealer and a registered investment adviser.

           Loeb Arbitrage Fund ("LAF"), a New York limited partnership located at 61 Broadway, New York, New York, 10006, is a registered broker/dealer.

           Gideon J. King is Senior Vice President of LAM and Senior Vice President of LPC, 61 Broadway, New York, New York, 10006.

           Robert Grubin is Vice President of LAM and Vice President of LPC, 61 Broadway, New York, New York, 10006.

           Information concerning the general partner of LAF and persons controlling such general partner is set forth on SCHEDULE I, attached hereto, and information concerning the directors and executive officers and controlling persons of LPC is set forth in SCHEDULE II, attached hereto. Schedules I and II set forth the following information with respect to each such person: (i) name; (ii) business address (or residence address where so indicated); (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

           During the last five years, none of the above referenced Reporting Persons or the other individuals listed in Schedules I and II attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

           Each of the Reporting Persons is (i) a citizen of the United States or (ii) organized under the laws of a state of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The aggregate purchase price (exclusive of commissions) of the 700 shares of Class A Common Stock and the 158,100 shares of Class B Common Stock (assuming no conversion of such 700 shares of Class A Common Stock into shares of Class B Common Stock) beneficially owned by the Reporting Persons as of May 21, 2002 and not previously reported in the Schedule 13D previously filed by Andrew J. McLaughlin, Jr., or in any amendments thereto, was approximately $432,775. The source of funds for the purchase of such shares of Class A Common Stock and Class B Common Stock was the working capital and personal funds of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

           The Reporting Persons initially acquired their shares of the Company's Common Stock for investment purposes.

           In its Quarterly report on Form 10-Q for the quarter ended March 31, 2002 (the "10-Q Report"), the Company reported that it is in the process of considering strategic alternatives to current operating strategies in an effort to maximize shareholder value and, in that regard, the Company's Board of Directors has formed a Special Committee comprised of the three independent members of the Board which has retained a financial adviser to provide the Special Committee with financial advisory services and a valuation of the Company and legal counsel for the Special Committee.

           Following the Company's filing of the 10-Q Report, the Reporting Persons discussed the Report and the Company's results of operations and financial position and its prospects. Thereafter, on May 21, 2002, the Reporting Persons determined to act together for the purpose of pursuing a dialogue with the Company's management and the Special Committee and its financial advisor with respect to management's and the Special Committee's consideration of methods of maximizing shareholder value. In particular, the Reporting Persons intend to urge management and the Special Committee to consider a total liquidation of the Company or, alternatively, an offer by the Company to repurchase all of its outstanding Class B Common Stock. The Reporting Persons believe such courses of action would be in the best interests of shareholders in view of, among other things, the declines in the scope of the Company's operations, the historical market price for the Common Stock and the financial performance of the Company and the illiquidity of the publicly traded Common Stock. There can be no assurances that management or the Special Committee will determine to pursue either of the courses of action suggested by the Reporting Persons.

           The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares.

           Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate or which would result in any of the matters set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) Based on information contained in the Company's 10-Q Report for the period ended March 31, 2002, as of May 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

           As of May 21, 2002, the Reporting Persons beneficially owned an aggregate of 150,900 shares of Class A Common Stock and 832,600 shares of Class B Common Stock (assuming the conversion of such 150,900 shares of Class A Common Stock into Class B Common Stock) which represent approximately 8.1% of the outstanding Class A Common Stock and 30.0% of the outstanding shares of Class B Common Stock (or 33.6% of the Class B Common Stock, assuming the conversion of such 150,900 shares of Class A Common Stock into shares of Class B Common Stock of the Company).

           (b) The following table sets forth the beneficial ownership by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

                                  NUMBER AND CLASS OF SHARES
       BENEFICIAL OWNER              BENEFICIALLY OWNED(1)        PERCENTAGE OF CLASS(1)
       ----------------              ------------------           ------------------
  Andrew J. McLaughlin, Jr.          130,400 Class A                  7.0%
                                     475,100 Class B                 17.1%
  McLaughlin Family Fund              12,500 Class A                  0.7%
                                      34,900 Class B                  1.3%
  Loeb Arbitrage Fund                    500 Class A                     *
                                     100,865 Class B                  3.6%

  Loeb Partners Corporation(2)        12,935 Class B                  0.5%
  Robert Grubin                          200 Class A                     *
                                      24,400 Class B                  0.9%
  Gideon J. King                      14,900 Class B                  0.5%

           Andrew J. McLaughlin, Jr. has shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

                                                     NUMBER AND CLASS OF SHARES
                   BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)              PERCENTAGE OF CLASS(1)
                   ----------------                     ------------------                 -------------------
        Thomas L. Kempner, Irwin D. Rowe,                     7,300 Class A                  0.4%
        Andrew J. McLaughlin, Jr. as Trustees
        for Loeb Rhodes Hornblower Profit
        Sharing Trading for Account of Andrew                169,500 Class B                 6.1%
        J. McLaughlin, Jr.

           (c) During the 60 days prior to the date of this filing, the Reporting Persons effected purchases of shares of Class A Common Stock and Class B Common Stock of the Company in open market transactions as set forth on SCHEDULE III to this Schedule 13D.

______________

(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.

(2) Includes 6,455 shares of Class B Common Stock purchased for the account of two customers of Loeb Partners Corporation as to which it has investment discretion.

* Denotes percentage ownership of less than 0.1% of such class of common stock.

           (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock of the Company.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Other than as set forth under Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to shares of Class A Common Stock or Class B Common Stock of the Company, including, but not limited to, transfer or voting of any such shares, finder's fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBERS

1.	Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2002

/s/ ANDREW J. MCLAUGHLIN, JR.
Andrew J. McLaughlin, Jr.

MCLAUGHLIN FAMILY FUND

By: /s/ ANDREW J. MCLAUGHLIN, JR.
Name: Andrew J. McLaughlin, Jr.
Title: General Partner

THOMAS L. KEMPNER, IRWIN D. ROWE, ANDREW J.
MCLAUGHLIN, JR. AS TRUSTEES FOR LOEB RHODES
HORNBLOWER PROFIT SHARING TRADING FOR
ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

By: /s/ ANDREW J. MCLAUGHLIN, JR.
Name: Andrew J. McLaughlin, Jr.
Title: Trustee

/s/ ROBERT GRUBIN
Robert Grubin

/s/ GIDEON J. KING
Gideon J. King

LOEB ARBITRAGE FUND

By:  Loeb Arbitrage Management, Inc.,
    General Partner

By:  /s/ ARTHUR E. LEE
     Name:   Arthur E. Lee
     Title:  President

LOEB PARTNERS CORPORATION

By:  /s/ ARTHUR E. LEE
     Name:   Arthur E. Lee
     Title:  Executive Vice President

SCHEDULE I

           The General Partner of Loeb Arbitrage Fund is Loeb Arbitrage Management, Inc., a Delaware corporation ("LAM"), with an address of 61 Broadway, New York, New York 10006. The name and present principal occupation of each of the executive officers and directors of LAM are set forth in the table below. Each person identified in the table below is a United States citizen, and the principal business address of each is Loeb Arbitrage Fund, 61 Broadway, New York, New York 10006. Loeb Arbitrage Fund is a registered broker/dealer.

         NAME                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
         ----                         ------------------------------------------

         Arthur E. Lee                President and Director

         Thomas L. Kempner            Chairman of the Board and Director

         Gideon King                  Senior Vice President and Director

         Peter A. Tcherepnine         Vice President and Director

         Edward J. Campbell           Vice President

         David Hampson                Vice President

         Robert Grubin                Vice President

         Mark J. Kaplow               Secretary

         Norman N. Mintz              Director

           Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of LAM. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE II

           The name and present principal occupation of each of the executive officers and directors of Loeb Partners Corporation are set forth below. Each person identified below is a United States citizen, and the principal business address of each is Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser.

         NAME                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
         ----                     ------------------------------------------

         Thomas L. Kempner          President, Chief Executive Officer, Chief
                                    Operating Officer and Director

         Arthur E. Lee              Executive Vice President

         Peter A. Tcherepnine       Executive Vice President and Director

         Norman N. Mintz            Vice President and Director

         Vicki Z. Holleman          Senior Vice President, Secretary and General
                                    Counsel

         Edward Campbell            Senior Vice President and Treasurer

         Gideon King                Senior Vice President

         Robert Grubin              Vice President

         David Hampson              Vice President

           Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of Loeb Partners Corporation. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

SCHEDULE III
Transactions in Shares
During the Past 60 Days

                                                                                       PRICE PER SHARE ($)
                                                              NUMBER AND CLASS OF         (EXCLUSIVE OF
     DATE                 BENEFICIAL OWNER                      SHARES PURCHASED          COMMISSIONS)
     -----                ----------------                    --------------------    ---------------------

     5/15/2002              Andrew J. McLaughlin, Jr.             5,000 Class B              3.0000

     4/3/2002               Gideon J. King                        2,500 Class B              2.3590
     4/4/2002               Gideon J. King                        2,600 Class B              2.4049
     4/5/2002               Gideon J. King                          700 Class B              2.3500
     4/10/2002              Gideon J. King                        3,000 Class B              2.6833
     4/15/2002              Gideon J. King                        2,000 Class B              2.6125
     4/17/2002              Gideon J. King                          600 Class B              2.6000
     4/18/2002              Gideon J. King                        1,000 Class B              2.7000
     4/25/2002              Gideon J. King                        2,500 Class B              2.7000

     4/3/2002               Robert Grubin                         2,500 Class B              2.3590
     4/4/2002               Robert Grubin                         2,500 Class B              2.4049
     4/5/2002               Robert Grubin                           200 Class A              2.7000
     4/5/2002               Robert Grubin                           700 Class B              2.3500
     4/10/2002              Robert Grubin                         3,000 Class B              2.6833
     4/25/2002              Robert Grubin                         2,500 Class B              2.7000

     4/26/2002              Loeb Arbitrage Fund                   5,450 Class B              2.6700
     4/29/2002              Loeb Arbitrage Fund                   9,890 Class B              2.7200
     4/30/2002              Loeb Arbitrage Fund                     875 Class B              2.7700
     5/2/2002               Loeb Arbitrage Fund                   4,450 Class B              2.7700
     5/3/2002               Loeb Arbitrage Fund                   7,175 Class B              2.8100
     5/6/2002               Loeb Arbitrage Fund                   2,675 Class B              2.8200
     5/8/2002               Loeb Arbitrage Fund                     200 Class A              2.8700
     5/13/2002              Loeb Arbitrage Fund                     100 Class A              2.8700
     5/13/2002              Loeb Arbitrage Fund                   3,525 Class B              2.8700
     5/14/2002              Loeb Arbitrage Fund                   1,300 Class B              2.9700
     5/15/2002              Loeb Arbitrage Fund                     200 Class A              2.9700
     5/15/2002              Loeb Arbitrage Fund                  12,700 Class B              2.9800
     5/16/2002              Loeb Arbitrage Fund                  10,400 Class B              2.8800
     5/17/2002              Loeb Arbitrage Fund                     875 Class B              2.9900
     5/20/2002              Loeb Arbitrage Fund                   9,300 Class B              2.9750
     5/21/2002              Loeb Arbitrage Fund                  20,000 Class B              2.9750
     5/22/2002              Loeb Arbitrage Fund                  12,250 Class B              2.9150

     4/26/2002              Loeb Partners Corporation               550 Class B              2.6700
     4/29/2002              Loeb Partners Corporation             1,110 Class B              2.7200
     4/30/2002              Loeb Partners Corporation               125 Class B              2.7700
     5/2/2002               Loeb Partners Corporation               550 Class B              2.7700
     5/3/2002               Loeb Partners Corporation               825 Class B              2.8100
     5/6/2002               Loeb Partners Corporation               325 Class B              2.8200
     5/13/2002              Loeb Partners Corporation               475 Class B              2.8700
     5/14/2002              Loeb Partners Corporation               200 Class B              2.9700
     5/15/2002              Loeb Partners Corporation             1,800 Class B              2.9800
     5/16/2002              Loeb Partners Corporation             1,400 Class B              2.8800
     5/17/2002              Loeb Partners Corporation               125 Class B              2.9900
     5/20/2002              Loeb Partners Corporation             1,200 Class B              2.9750
     5/21/2002              Loeb Partners Corporation             4,250 Class B              2.9750